

IMMEDIATE RELEASE

MMRGlobal Projects Record 1st Quarter Revenue

Los Angeles, CA (March 20, 2014) - MMRGlobal, Inc. ("MMR" or the "Company") today announced that it projects first quarter 2014 revenue from all sources to be among the highest in the Company's history driven by licensing and Personal Health Record sales. The Company also announced that all licensing and sales agreements up for renewal to date in 2014 have been renewed for at least another year. Much of the revenue that has already been received by the Company is a result of licensing from the Company's MyMedicalRecords, Inc. patent portfolio. MMR also projects significantly increased revenues starting in the second quarter of 2014 from retailer and direct-to-consumer sales help driven by increasing interest in maintaining a Personal Health Record as a result of millions spent by the government on advertising HealthCare.gov.

Additionally, the Company forecasts continued revenue from its biotechnology assets based on the latest information available to the Company pursuant to the terms of its thirteen million dollar biotech licensing agreement, which is the subject of an 8-K filed on December 21, 2010. The Company also has begun entering into agreements with licensed medical cannabis dispensaries to sell Personal Health Records direct to consumers at retail.

MyMedicalRecords, Inc. has also filed patent infringement complaints against Allscripts Healthcare Solutions, Inc., Jardogs, Quest Diagnostics, Inc. and WebMD for infringement of two of its ten U.S. health IT patents: U.S. Patent No. 8,301,466 and U.S. Patent No. 8,498,883. MMR's patent portfolio also includes U.S. Patent Nos. 8,121,855; 8,117,045; 8,117,646; 8,321,240; 8,352,287; 8,352,288; 8,626,532 and 8,645,161, as well as numerous pending applications. MMR also owns additional HIT patents in 11 other countries or regional territories of commercial interest including Australia, Singapore, New Zealand, Mexico, Japan, Canada, China, Hong Kong, South Korea, Israel and Europe. MMR is also continuing licensing talks with EMR vendors and others in the United States, Australia and Israel regarding licensing and sales of its health IT patents, products and services.

About MMRGlobal
MMRGlobal, Inc., through its wholly-owned subsidiary, MyMedicalRecords, Inc., provides secure and easy-to-use online Personal Health Records ("PHRs") and electronic safe deposit box storage solutions, serving consumers, healthcare professionals, employers, insurance companies, financial institutions, and professional organizations and affinity groups. The MyMedicalRecords PHR enables individuals and families to access their medical records and other important documents, such as birth certificates, passports, insurance policies and wills, anytime from anywhere using the Internet. MyMedicalRecords is built on proprietary, patented technologies to allow documents, images and voicemail messages to be transmitted and stored in the system using a variety of methods, including fax, phone, or file upload without relying on any specific electronic medical record platform to populate a user's account. The Company's professional offering, MMRPro, is designed to give physicians' offices an easy and cost-effective solution to digitizing paper-based medical records and sharing them with patients in real time through an integrated patient portal. MMR is an Independent Software Vendor Partner with Kodak to deliver an integrated turnkey EMR solution for healthcare professionals. Through its merger with Favrille, Inc. in January 2009, the Company acquired intellectual property biotech assets that include anti-CD20 antibodies and data and samples from its FavId™/Specifid™ vaccine clinical trials for the treatment of B-Cell Non-Hodgkin's lymphoma. To learn more about MMRGlobal, Inc. visit www.mmrglobal.com. View demos and video tutorials of the Company's products and services at www.mmrtheater.com.

Forward-Looking Statements

All statements in this press release that are not strictly historical in nature, including, without limitation, intellectual property enforcement actions, infringement claims or litigation, intellectual property licenses, and future performance, management's expectations, beliefs, intentions, estimates or projections, constitute "forward-looking statements." Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause MMR's actual results to be materially different from historical results or from any results expressed or implied by such forward-looking statements. Some can be identified by the use of words (and their derivations) such as "need," "possibility," "potential," "intend," "offer," "development," "if," "negotiate," "when," "begun," "believe," "achieve," "will," "estimate," "expect," "maintain," "plan," and "continue," or the negative of these words. Actual outcomes and results of operations and the timing of selected events may differ materially from the results predicted, and any reported results should not be considered as an indication of future performance. Such statements are necessarily based on assumptions and estimates and are subject to various risks and uncertainties, including those relating to the possible invalidity of the underlying assumptions and estimates and possible changes or developments in economic, business, industry, market, legal and regulatory circumstances and conditions and actions taken or omitted to be taken by third parties, including customers, suppliers, business partners, potential licensees, competitors and legislative, judicial and other governmental authorities and officials. Factors that could cause or contribute to such differences include, but are not limited to: unexpected outcomes with respect to intellectual property enforcement actions, claims of intellectual property infringement and general intellectual property litigation; our ability to maintain, develop, monetize and protect our patent portfolio for both MMR's health IT and biotechnology intellectual property assets in the U.S. and internationally; the timing of milestone payments in connection with licensing our intellectual property; our ability to establish and maintain strategic relationships; changes in our relationships with our licensees; the risk MMR's products are not adopted or viewed favorably by the healthcare community and consumer retail market; business prospects, results of operations or financial condition; risks related to the current uncertainty and instability in financial and lending markets, including global economic uncertainties; the timing and volume of sales and installations; the length of sales cycles and the installation process; the market's acceptance of new product and service introductions; competitive product offerings and promotions; changes in government laws and regulations including the 2009 HITECH Act and changes in Meaningful Use and the 2010 Affordable Care Act; future changes in tax legislation and initiatives in the healthcare industry; undetected errors in our products; the possibility of interruption at our data centers; risks related to third party vendors; risks related to obtaining and integrating third-party licensed technology; risks related to a security breach by third parties; risks associated with recruitment and retention of key personnel; other litigation matters; uncertainties associated with doing business internationally across borders and territories; and additional risks discussed in MMR's filings with the Securities and Exchange Commission. MMR is providing this information as of the date of this release and, except as required by applicable law, does not undertake any obligation to update any forward-looking statements contained in this release as a result of new information, future events or otherwise.

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CONTACT:

Michael Selsman
Public Communications Co.
ms@publiccommunications.biz
(310) 922-7033